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                                                                       Exhibit B

                       A. O. G. CORPORATON AND SUBSIDIARY
                             (DOLLARS IN THOUSANDS)




   ITEM NO.
      1   Total Assets at December 31, 1998                              $89,174

      2   Total Operating Revenues for year ended December 31,1998       $53,797

      3   Net Income for year ended December 31, 1998                    $ 3,245